SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

Rio de Janeiro, July 1st, 2015, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Extraordinary General Meeting, held today, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

I.    Amendment proposal of Petrobras ´s  By-Law in order to:

i)   Amend Article 16 to make reference to the rules, governance and Petrobras' strategic planning to subsidiaries and controlled companies, and, as far as possible to affiliates , with changes in the wording initially proposed by attaching the content of the sole paragraph to the caput, as follow:

"Art. 16. The rules and governance of Petrobras apply in full to its subsidiaries and controlled companies, and as far as possible to affiliates as well as common corporate rules established by Petrobras by means  of  technical, administrative, accounting, financial and legal guidelines, considering the strategic plan approved by the Board of Directors of Petrobras."

ii)  Amend Article 18 to provide that the members of the Board of Directors shall hereinafter have alternates, with changes in the wording initially proposed, as follow:

“Art.18 - The Board of Directors shall consist of at least five members to up to ten and their respective elected sitting and alternate members, and the General Meeting of Shareholders shall appoint among them the Chairman of the Board, all with a term of office that may not exceed 1 (one) year, with reelection permitted.

Paragraph 1 - In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

Paragraph 2 - The alternate member of the Board Member takes on an exceptional basis and shall be extinguished within two (2) years. “

iii)    Amend article 19 to adjust the wording to the existence of alternates on the Board of Directors;

iv)    Adjust the wording of sole paragraph of Article 21 providing an alternate to the employee representative on the Board of Directors;

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

v)     Amend Article 24 to provide that members of Board of Directors will be replaced by their alternates in case of impediment or temporary absence, with changes in the wording initially proposed, as follow:

“Art 24- In case of impediment or temporary absence, the sitting Directors will be replaced by their respective alternates.”

“Sole Paragraph - The Director who fails to attend three (3) consecutive meetings without a justified reason or license granted by the Board of Directors will lose his position. "

vi)    Amend article 25 to adjust the wording to the existence of alternates on the Board of Directors;

vii)   Amend Article 26 to delete the possibility of the Company's President to individually represent Petrobras, stating that the Company will be represented collectively by at least two Officers;

viii)Amend item V of Article 28, to delete the explicit reference to the powers of the Executive Board provided for in sections III, IV, V, VI and VIII of Article 33;

ix)    Amend Article 29 and adjust its wording to delete the references to the Business Committee and to establish that the Board of Directors shall have five advisory committees,which may becomposed of members of the Board and / or people with notorious market experience and technical skills, with remuneration defined by the Board of Directors: Strategy Committee; Finance Committee; The Audit Committee; Safety Committee, Environment and Health; and Remuneration and Succession Committee, with changes in the wording initially proposed for the sole paragraph,  as follow:

“Art. 29.

(…)

Sole paragraph. The Board of Directors shall be consisted of five (5) advisory committees with specific assignments regarding the analysis and recommendation on certain matters directly linked to the Board: Strategic Committee; Finance Committee; The Audit Committee; Safety, Environment and Health Committee; and Remuneration and Succession Committee.

I - The opinions of the Committees are not necessary condition for submitting materials for the examination and resolution of the Board of Directors.

II - The Committee members may attend as guests of all meetings of the Board of Directors.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

III - The composition and operating rules of the Committees shall be regulated in regulations to be approved by the Board of Directors. "

x)     Add sole paragraph to Article 32 to clarify that the Board of Directors may delegate powers to the Executive Board, subject to approval levels established in such delegations, with changes in the wording initially proposed for the sole paragraph,  as follow:

“Art. 32.

(...)

Sole paragraph. The Board of Directors may delegate powers to the Executive Board, except those expressly provided in the Corporate Law , and subject to approval levels established in such delegations.”

xi)    Amend Article 33 and adjust its wording to delete the statutory powers of the Executive Board set forth in item II, "m" and sections III, IV, V, VI, VII, VIII and XI, the latter due to the deletion of references to the Business Committee in the By-Law;

xii)    Amend the sole paragraph of Article 34 to delete reference to the Business Committee;

xiii) Amend Article 41, to establish the remuneration of the members of the advisory committees to the Board of Directors subject to the limits determined by the General Meeting and that the alternates of the Board of Directors may participate in all meetings of the Board and receive fixed monthly fee, also subject to the amount fixed by the General Meeting, with changes in  the wording of the article initially proposed, as follow:

 “Art. 41. The General Meeting shall determine, on an annual basis, the global or individual amount for compensation of the officers, as well as the limits of their profit sharing, in compliance to the rules provided in specific legislation, and of  the members of the advisory committees to the Board of Directors .”

II.      Consolidation of the By-Law to reflect the approved changes;

III.     Election of 8 (eight) substitute members of the Board of Directors, except the employee representative, as follows:

Representing the Majority Shareholders:

CLÓVIS TORRES JÚNIOR - Substitute of Murilo Pinto de Oliveira Ferreira;

IVAN DE SOUZA MONTEIRO - Substitute of Aldemir Bendine;

DAN ANTONIO MARINHO CONRADO - Substitute of Luiz Augusto F. Navarro de Britto Filho;

JERÔNIMO ANTUNES - Substitute of Luiz Nelson Guedes de Carvalho;

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

JOÃO VICTOR ISSLER - Substitute of Roberto da Cunha Castello Branco;

JÚLIO CESAR MACIEL RAMUNDO - Substitute of Luciano Galvão Coutinho.

Representing the Minority Ordinary Shareholders:

FRANCISCO PETROS OLIVEIRA LIMA PAPATHANASIADIS - Substitute of Walter Mendes de Oliveira Filho.

Representing the Preferred Shareholder:

GUSTAVO ROCHA GATTASS - Substitute of Guilherme Affonso Ferreira.

IV.       Increase in global remuneration of Petrobras's management defined at the AGM held on April 29th, 2015 in the amount of R$ 754,055.99, to cover the remuneration of alternate members of the Board of Directors, considering the period from July 2015 to March 2016; and approval of the compensation proposed by Petrobras for the members of the Board of Directors' Advisory Committees, whose creation was deliberated at this meeting, by statutory amendment.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 01, 2015
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.